Exhibit 99.14

coform	288a

APPOINTMENT of director or secretary

Please complete in typescript, or in bold black capitals.	(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

		Day	Month	Year		Day	Month	Year
Appointment	Date of				† Date of
form	appointment	16	12	2005	Birth	10	05	1951

Notes on completion appear on next page.	Appointment as director	x	as secretary	Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Name * Style / Title	Mr	* Honours etc

Forename(s)	Frank Wemyss

Surname	Roach
Previous forename(s)		Previous surname(s)

Usual residential address	2340 Monument Avenue

Post town	Richmond	Postcode	VA 23220

County / Region	Virginia	Country	USA
† Business occupation
† Nationality	American		Company Director

† Other directorships
(additional space next page)
I consent to act as ** director of the above named company

Consent signature	/s/ F W Roach	Date	19/12/2005
* Voluntary details. † Directors only. ** Please delete as appropriate.
A director, secretary etc must sign the form below.

Signed	/s/ M J White	Date	21/12/2005

** secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales	DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland	DX 235 Edinburgh

	Company Number	29846

† Directors only.	† Other directorships

NOTES
Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
– for a married woman, the name by which she was known before marriage need not be given.
– for names not used since the age of 18 or for at least 20 years.
A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
– dormant
– a parent company which wholly owned the company making the return, or
– another wholly owned subsidiary of the same parent company.

coform